Mail Stop 6010
Via Facsimile and U.S. Mail

February 25, 2009

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for Fiscal Quarter Ended September 30, 2008
        File No. 1-8787

Dear Mr. Liddy:

        We have reviewed your February 6, 2009 response to our December 19, 2008
letter and have the following comments. As your response omits much of the quantified
information that you plan to include in your December 31, 2008 Form 10-K, and as we
do not have the benefit of seeing that information in the context of the entire filing you
intend to make including information in the audited financial statements, our review of
your response is therefore limited. Where our comment requests you to revise disclosure,
the information you provide should show us what the revised disclosure will look like or,
if at the time of your response you have already filed your December 31, 2008 Form 10-
K, direct us to the specific location of the revised disclosure in your Form 10-K. If you
do not believe that revised disclosure is necessary, please explain the reason in your
response. Upon review of your response to the comments and our review of the
December 31, 2008 Form 10-K, we may have further comments and/or request that you
amend your filings.

General

1. Please refer to prior comment one. Your proposed disclosure primarily addresses
   your accounting for the Maiden Lane III agreement under SFAS 159, and does
   not appear to address the accounting for the Maiden Lane II agreement. Please
   revise your disclosure to explain how each payment made or received by AIGFP
   under the Maiden Lane II and III agreements was recorded, including whether any
   gain or loss was recognized. Please link this disclosure to the related amounts
   that were previously recorded in your financial statements, including the related
   derivative liabilities and any amounts of collateral posted and received.

10-Q for the Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

AIGFP's Super Senior Credit Default Swap Portfolio, page 113

2. We acknowledge your revised disclosure in response to prior comment seven. We continue to believe that you should provide additional quantified data conveying the nature and quality of the underlying securities and a comparison of the subordination at transaction inception to the subordination at the balance sheet date for your regulatory capital relief trades, similar to that which you have agreed to provide for your multi-sector CDOs. While you disclose that you do not expect to make payments pursuant to the contractual terms of the regulatory capital relief trades, the disclosure on page eight of your response does not enable an investor to quantify the potential exposure relating to each underlying transaction. Please revise your disclosure accordingly.

3. Please refer to the proposed disclosure on page 23 of your response. Please revise to provide similar disaggregated information with respect to CLOs that would enable an investor to evaluate the nature and quality of the assets underlying the insured obligations. Also, for credit default swaps related to corporate debt and CLO's, please provide quantified information depicting subordination at both transaction inception and at the balance sheet date. Given that the derivative liabilities relating to the corporate debt/CLO portfolios have increased significantly during the year ended December 31, 2008, please consider whether the corporate debt and CLO portfolios should be separately disclosed in the table on page 16 of your response and elsewhere, as appropriate.

4. Please refer to the proposed disclosure on page 16 of your response. Please revise your proposed disclosure to clarify how the ML III transaction affects the information presented in the table. For example, the reference in footnote (f) to realized gains appears to be inconsistent with the tabular column heading depicting unrealized gains. Consider whether the format of this disclosure should be revised such that realized losses are shown in a separate column.

5. Please refer to prior comment nine. We acknowledge your statement that you are unable to predict reasonably likely changes in the prices of the securities underlying a CDO. However, we continue to believe that your disclosure should be revised to explain whether the range of bond prices used in your sensitivity analysis is consistent with recent observed historical activity. If this is not the case, please disclose why you selected a range of prices that differs from recent historical activity, and why you believe the resulting analysis is meaningful to an investor. For each material input to the BET model, disclose the factors you used to determine the range used in your analysis.

6. Please refer to Appendix 2 of your response. Please disclose the actual input used at the balance sheet date in order to provide appropriate context for the sensitivities you are quantifying. Please also provide quantified sensitivity for each of the three primary factors effecting estimated future cash flows.

                            *   *   *   *

        Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant